U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                   SEC File Number 000-21615
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                                                   CUSIP Number 100560 10 1
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(Check One):  [  ] Form 10-K and Form 10-KSB  [   ] Form 20-F   [   ] Form
11-K [ X] Form 10-Q and Form 10-QSB [   ] Form N-SAR


For Period Ended:  September 30, 1998
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[   ]	Transition Report on Form 10-K
[   ]	Transition Report on Form 20-F
[   ]	Transition Report on Form 11-K
[   ]	Transition Report on Form 10-Q
[   ]	Transition Report on Form N-SAR
For the Transition Period Ended: _______________


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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
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Nothing in this form shall be construed to imply that the Commission has
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verified any information contained herein. If the notification relates to a
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portion of the filing checked above, identify the Item(s) to which the
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notification relates:
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Part I - Registrant Information

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Full Name of Registrant
Former Name if Applicable
                            Boston Biomedica, Inc.
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Address of Principal Executive Office (Street and Number)

                               375 West Street
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City, State and Zip Code
                          West Bridgewater, MA 02379
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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] | (a)The reasons described in reasonable detail in Part III of this form
    |    could not be eliminated without unreasonable effort or expense;
    |
[x] | (b)The subject annual report, semi-annual report, transition report on
    |    Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
    |    filed on or before the fifteenth calendar day following the
    |    prescribed due date; or the subject quarterly report or transition
    |    report on Form 10-Q, or portion thereof will be filed on or before
    |    the fifth calendar day following the prescribed due date; and
    |
[ ] | (c)The accountant's statement or other exhibit required by Rule 12b-25(c)
    |    has been attached if applicable.

                                                        SEC 1344 (11091)


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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Effective as of September 30, 1998, Boston Biomedica, Inc. ("BBI") acquired all of the outstanding capital stock of BioSeq Inc. not previously held by BBI. BioSeq Inc. was a privately held development stage company with proprietary technology for the precise, instantaneous control of molecular interactions. BBI previously had acquired a 19% interest in BioSeq, Inc. Management believes that a significant portion of BBI's total cost of purchasing BioSeq Inc. may be expensed as in-process research and development in the third quarter. In response to recent Securities and Exchange Commission guidelines regarding the write-off of in-process research and development, BBI is obtaining an independent third-party valuation of BioSeq Inc. on which BBI will base its purchase price allocation. The valuation could not be completed within the prescribed time for filing the Quarterly Report on Form 10-Q without unreasonable effort or expense.
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Part IV - Other Information

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(1)     Name and telephone number of person to contact in regard to this notification

        Kevin Quinlan               508                       580-1900
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        (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
        filed?  If the answer is no, identify report(s).     Yes [X]    No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
        report or portion thereof? Yes [X]    No [   ]

For the third quarter ended September 30, 1998, BBI's revenue was $6,180,959 compared to revenue of $6,139,782 for the same period in 1997. Income for the third quarter on a fully-taxed basis, but before accounting for the BioSeq Inc. acquisition, amounted to $4,019 compared to income of $246,147 in the prior year quarter. As previously announced, the total cost of purchasing the initial investment in BioSeq and the subsequent acquisition was approximately $4,000,000. Management believes that a significant portion of this total cost may be expensed as in-process research and development in the third quarter upon completion of the valuation of the assets of BioSeq Inc., which will likely result in a loss for the quarter.

For the nine months ended September 30, 1998, BBI reported revenue of $18,836,885 compared to revenue of $14,997,785 for the same period in 1987. Loss for the nine months ended September 30, 1998 on a fully-taxed basis, but before accounting for the BioSeq Inc. acquisition, amounted to $(506,621) compared to income in the previous year of $569,596 on a comparable basis. The nine month loss includes a charge for the first quarter for acquired in-process research and development of $527,000 after taxes.

                            Boston Biomedica, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 16, 1998    By /s/Richard T. Schumacher
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                               Name:  Richard T. Schumacher
                               Title:    President and Chief Executive Officer


                                                        SEC 1344 (11091)





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                                                        SEC 1344 (11091)